EXHIBIT 12.1

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, (in millions, except ratios)	2004

Excluding Interest on Deposits
Income before income taxes	$3,787

Fixed charges:
Interest expense	6,176
One-third of rents, net of income from subleases (a)	248

Total fixed charges	6,424

Add: Equity in undistributed loss of affiliates	20

Earnings before taxes and fixed charges, excluding capitalized interest	$10,231

Fixed charges, as above	$6,424

Ratio of earnings to fixed charges	1.59

Including Interest on Deposits
Fixed charges, as above	$6,424
Add: Interest on deposits	3,125

Total fixed charges and interest on deposits	$9,549

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$10,231
Add: Interest on deposits	3,125

Total earnings before taxes, fixed charges and interest on deposits	$13,356

Ratio of earnings to fixed charges	1.40

(a)	The proportion deemed representative of the interest factor.